CrowdMed

Software | Technology | Y Combinator | Healthcare

Crowdsourcing expertise to solve complex medical cases online

CROWDMED.COM SAN FRANCISCO CALIFORNIA





We harness the wisdom of the crowds to help patients find the right path to a cure. Our community of expert Medical Detectives resolve challenging medical cases more quickly, accurately, and inexpensively than the traditional medical system. Patients who come to CrowdMed have wasted years and thousands of dollars bouncing from specialist to... more

Jared Heyman Chair of Advisory Board @ CrowdMed

Why you may want to support us...

1. 1/3 of families have suffered from an unresolved medical issue after seeing 2+ physicians
2. 20,000+ medical detectives have registered for CrowdMed
3. 1500+ medical cases have been resolved on CrowdMed
4. 28% reduction in medical costs for CrowdMed patients
5. 3 paid pilots with major U.S. health plans

Why investors ❤ us

WE'VE RAISED $4,798,471 SINCE OUR FOUNDING



As the partner in charge of the consumer and seed investing practices at NEA, I led the firm's investment in CrowdMed because I was struck by the company's enormous market and the effectiveness with which CrowdMed's highly innovative approach solves one of the biggest problems in healthcare today. From the very start, it has been clear that Jared has the passion, entrepreneurial skill, and domain expertise to bring large-scale crowdsourced medical answers to those who need them most. I'm thrilled by the company's progress over the years, its top-notch team, its tens of thousands of users, and its dramatic patient successes. CrowdMed has built a proven and highly scalable platform — and with... read more

Patrick Chung
Co-Founder and General Partner, Xfund

When my infant child was having an unresolved diaper rash, we resorted to calling nurse advice line. I was living in Germany at the time, so appointments/traveling/language was not exactly easy. That nurse solved our extreme diaper rash case...which was actually a yeast infection. So grateful she helped us. I think investing in your vision is a great way to give back to others the opportunity to find the medical answers they need.

Joseph Feerst



I'm an RN since 1983, with experience in med/surg hospital nursing as well as home health, hospice, rehab, mainly with geriatric patients. I'm also a Doterra wellness advocate and avid user of essential oils for health. I am passionate about education and am starting a business as a wellness consultant. I am very interested in your company and would like to try my hand as a medical detective!

Tina Cerda
RN, Doterra wellness advocate, essential oil educator and wellness consultant, mother of three

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Jared Heyman
Chair of Advisory Board
Jared is a 15-year Internet tech veteran whose previous company, Infosurv, is still an active multi-million dollar success. A travel junkie, has visited over 50 countries.



Danyell Jones
CEO



Mark Belongie
VP Strategic Alliance



Jessica Greenwalt
Advisor



Greg Swayne
Advisor



Greg Denari
Advisor

In the news

Bloomberg · USA Today · CBS · POPSCI · Smithsonian · ELLE · WSJ · The Economist · Chicago Tribune · npr · TEDMED · Wall Street Journal · WIRED · TC

THE TRADITIONAL MEDICAL SYSTEM DOESN'T ALWAYS WORK

$360 billion are wasted every year on unresolved medical cases.

A patient with uncommon symptoms must go from specialist to specialist—whose diagnoses may differ from one to another—before they can even begin treatment. We are eliminating those unnecessary steps by giving patients access to thousands of experts right from their computer.



"CrowdMed let me leverage information from the world."
- Rip Heminway
Olympia, WA, Patient

1/3 of Families

Suffer from an unresolved medical issue after seeing 2+ physicians

74% of Physicians

Believe their cases were resolved when they actually were *not*

25% of Cases

Eventually cost more than $20k to resolve

WE BRING THE EXPERTS TO THE PATIENTS

Our medical detectives discuss, collaborate, and help diagnose illnesses.

Our 20,000 medical detectives review the patient's symptoms and formulate consensus diagnostic and solution suggestions. The patient can take their final report to their preferred physician and start getting treated as soon as possible. They can spend their time healing instead of searching for answers.



Patients anonymously fill out an online questionnaire or use our concierge service.



Upload medical records, imaging and diagnostic test results.



10-20 Medical Detectives work alongside the case moderator to solve the case.



A final report for the patient to discuss with treating physicians.



How it Works: For Patients



How it Works: For Medical Detectives

HEAR FROM OUR PATIENTS AND DOCTORS

CrowdMed has been proven to resolve more than 60% of cases in a matter of weeks, not years.



"I was frustated every time I visited a specialist.

They'd give me a list of things they thought it might be. But there was never any concrete clarity."

- Rip Heminway, Patient



"CrowdMed fills the need no doctor can fill.

People who submit to CrowdMed are at the rope's end and really need to have research done opposed to going to specialist to specialist to specialist."

- Dianna Cleaveland, Patient



"What [CrowdMed] is doing is unprecedented.

By utilizing CrowdMed, one accesses not one physician, but hundreds if not thousands of physicians from all backgrounds."

- Dr. Daniel Aur, Medical Detective

WE'VE RESOLVED OVER 1500 MEDICAL CASES SO FAR

Our pilot programs with health plans will also expose us to millions of more patients.

We currently have a community of 20,000 registered medical detectives. We've reach a point where we're ready to scale our services with health plans and engage more of our medical detective community. Health plans will cover our services for their millions of patients in need.


1800
1500
1200
900
600
300
0
Total Cases Resolved to Date: 1595
2013
2014
2015
2016
Number of Total Cases Resolved

75% of confirmed diagnosis came from CrowdMed	20,000+ registered medical detectives so far	5x patients prefer CrowdMed than traditional process

OUR JOURNEY SO FAR

We've been organically growing technology and our community. Now, we're ready to pivot from B2C model to focus on insurance providers.



Y Combinator Winter'13
500 Patient Cases Resolved by 7,500+ Medical Experts
Reviewed by Publications
Second Peer-Reviewed Academic Paper
First Full Scale Health Plan Partnership Will Be Underway. Total Population: 400,000 - 500,000 Covered Lives.
December 2013
September 2014
January 2016
June 2016
April 2014
July 2015
March 2016
Four to Five Pilots Will Be Underway with U.S. Health Plans.
CrowdMed launches. $2.4M raised.
1,000 Patient
Resolved By
10,000+ Medic
Experts
CrowdMed Wins First Pilot Project for a Major US Health Plan



TOGETHER, WE CAN SAVE

I was inspired to start CrowdMed after
my little sister suffer for three miserabl
undiagnosed medical condition. As she
from doctor to doctor, I witnessed how
our medical system is to help people wi
illnesses, thanks to a perfect storm of o
specialization, lack of care coordinatior
redundant testing, over-medication, mi
incentives, and more.

Since launching our site in 2013, I've re
thousands of CrowdMed patient stories
similar to my sister's, and was shocked
than 1 out of 3 American families have
an unresolved medical issue after seein
physicians. This is why CrowdMed mus

SHOW MORE

Investor Q&A

– COLLAPSE ALL

What does your company do?

We harness the wisdom of the crowds to help patients find the right path to a cure. Our community of expert Medical Detectives resolve challenging medical cases more quickly, accurately, and inexpensively than the traditional medical system. Patients who come to CrowdMed have wasted years and thousands of dollars bouncing from specialist to specialist, yet are still seeking answers. Now, they can access a community of thousands of medical experts all at once, online for a fraction of the price.

Where will your company be in 5 years?

One-third of US families have suffered from a medical issue that remains undiagnosed after consulting 2 or more physicians. But our patients can submit their case to thousands of vetted medical detectives who collaborate to resolve it. Studies show we're more reliable, cheaper, and faster than the traditional medical system alone. We've already launched pilots with 3 major health insurance plans—including one of the country's largest—to bring CrowdMed to millions of patients at no extra charge.

What is CrowdMed?

CrowdMed is a website for harnessing the medical wisdom of crowds online. The media has called us a crowdsourced Doctor House. If a patient has a medical condition that is difficult to diagnose or difficult to resolve, they post their case on our site. We then have a community of thousands of medical experts—medical detectives—from all over the world who collaborate on our platform to solve the patient's case.

Can you tell us how does the platform work from the patient's perspective?

Patients register for an account on Crowdmed.com which only takes a couple minutes. They then complete our patient questionnaire where we ask them questions about their symptoms, their medical history, what medications they're taking, and all the details we need to understand their medical condition, in order to collect all the clues that our medical detectives might need. The patient can also upload medical records, their diagnostic test results, any other types of medical information that might be useful. All of this is done completely anonymously. Once the patient has submitted their information, they then select one of our three service packages. The service packages vary in terms of which types of medical detectives may participate in the case, and also what level of cash reward is associated with their case. That cash reward, of course, helps attract our best and brightest detectives. From there, the medical detectives may ask questions via chat, may ask for additional test results, or any type of detail on the patient's symptoms, they may ask the patient if certain diagnoses or treatments have been already attempted. They are trying to understand a patient's case and gather all information they might need. The patient will also start receiving diagnostic and solution suggestions from our community. They could even watch as the community debates why they think a certain diagnosis or solution is likely correct. All this happens with full transparency in front of the patient. At the end of the process when the patient feels they've had enough information, they take their case down, which is when their subscription fees stop accruing. They get a PDF format that summarizes all of the findings of their CrowdMed case which they have been instructed to share with their treating physician.

What kind of patients come to you?

Our patients come with a wide variety of different types of ailments. The one thing that all of our patients have in common is they've all seen at least a couple of physicians, yet they're still seeking answers. They don't have a diagnosis they think is the correct cause, so they don't have the correct treatment plan. While we do accept cases from a wide variety of different types, the two most common categories we see are either autoimmune or neurological. The reason for that is probably because these conditions are often very difficult to diagnose.

How do patients find you?

We're getting so much organic traffic that we're not actually spending any money right on marketing. We get tens of thousands of organic website visitors every month. The way these patients find us, first of all, is by searching online. If you go to Google right now and type in "difficult medical case" we're the first result. Even if you type in something as broad as "online medical diagnosis" we're in the first few results. The second way is through media. CrowdMed has enjoyed a lot of press since every since our very early days, and we have been featured on dozens of TV programs, just about every print publication you can think of, radio programs, NPR, you name it. The third way which is equally important is through word of mouth. They hear about us through other patients and sometimes even their physician.

How does the platform work from the medical detective's perspective?

A detective signs up for an account, free of charge. We ask them a few questions about their medical background, and check their license number and medical credentials. Once we've verified their credentials, they get additional influence and privileges on our site. If they're not a licensed medical professional, they can still sign up for the site, but they have more limited privileges. For example, anything they say has to be individually approved by the case moderator, who's always a licensed physician, before the patient even sees it. At any given point in time, we typically have 100 or 200 active cases on the site, which medical detectives can browse through. We've created tools to make it easy for the detectives to find the cases that match their unique expertise. For example, if you're a neurologist, you search for only neurological cases. Once you have found a case that interests you, you can view the full case history. You see all of the information submitted by the patient, including their responses to our patient questionnaire, and any medical details or information that they've uploaded. You can see the history of that case, all the questions that have been asked to the patient by other detectives and how the patient has answered them. You can see all the discussion threads around particular diagnostic or solution suggestions. Then, you can start participating in the case right away. You can ask real questions to the patient. You can start participating in the discussion threads. You can make new diagnostic or solution suggestions to supplement those that have already been formally made in that case. Finally, you can allocate points to what you think is the most probably correct diagnostic or solution idea. You can win points and cash by making smart allocations. Finally, once the case has closed on our site, within 30 days the patient comes back and tells us what was the best answer they received, and how was their experience, and who was the most helpful detectives. The detectives receive that feedback. They also learn how much points and cash they won in that case based on their performance.

What are the motivations of a medical detective?

It's really a mix between financial and non-financial incentives. On the financial side, our top detectives make tens of thousands of dollars solving cases on our site. There is substantial money to be made by a high performing detective, based on performance. None of our incentives or cash rewards are based on participation -- it's all based on performance. The average cash reward on a given CrowdMed case is about $400. That money goes to the detective or detectives who performed best on that case.When we survey the detectives they often say financial incentives are not their top motivation. They mention things like intellectual challenge and how CrowdMed provides interesting cases not often seen in clinical practice. Medical detectives also mention the learning aspect, how they really get to learn from their peers across different specialties and different geographies. They also mention altruism. They say that CrowdMed allows them to help patients very directly and without the headaches of clinical practice, worrying about liability, and dealing with insurance companies. We've found engagement among the detectives to be pretty high if they're good. We've created an almost tournament structure, where anybody can sign up, but only the strongest survive. Our average detective participates in 50 or more cases over the course of their time on the site.

What does the market look like for you?

We did a survey of n=400 American households to understand how many patients need our service—and the results seemed surprisingly high, even to us. What we found is that one out of three households in the U.S. has a family member who had an unresolved medical condition even after seeing two or more physicians. That's how we define our target population: anyone with an unresolved medical condition after seeing two or more physicians. We also found that half these families say that the condition remains unresolved to date, which means that roughly one out of six families should have an immediate need for what we do. We're, therefore, estimate that if there are about 2.5 people per household, conservatively maybe 6% or so of the general population currently has an unresolved medical condition after seeing multiple physicians. We're also estimating that if we work with a health plan in any given year, we would actually engage maybe about 30% of that, so we're estimating about a 2% overall adoption rate with any given population, any given year.

Why would health plans want to partner with CrowdMed?

Our patients have a 5x preference for CrowdMed over the traditional medical system, which is not surprising given that it's so much more efficient for them and we have a high success rate. That's something that also interests health plans. Not only do they want to reduce their costs, but they care about having a differentiated offering in a highly competitive environment, and frankly, a highly commoditized market. The health plans primarily view us as an ROI mechanism but they also care about the fact that we can improve the engagement of their members, and perhaps improve member loyalty.

How fast are you growing? How are you measuring growth?

We've had over 20,000 medical detectives register on our site. We've had over 17,000 patients register on our site. We've had over half a million unique visitors to the site. We've had, to date, over 7,000 cases that have been submitted on CrowdMed. Of those, we've had about 1,700 that have been activated on the site, and eventually resolved on the site with about a 60% success rate, which is very high given the degree of difficulty of these cases and the fact that our average patient has already seen more than half a dozen physicians.

What's been your largest challenge so far?

In terms of barriers to growth, our biggest barrier is our pricing. It's not inexpensive to submit a CrowdMed case. Patients pay about $500 or $600 on average, which you could look at as a small amount given the importance of one's health. But $500 or $600 is a lot to pay out of pocket for something that your health insurance won't reimburse for. Our price point, and the fact that it's an out of pocket expense, really has been a barrier to growth. We can't really reduce that price because we need to have enough financial incentives built into our pricing to motivate our detectives. A big portion of what patients pay us is passed along to detectives as their cash reward.

How will you overcome that price barrier challenge?

Our plan to overcome that barrier is to partner with health plans, and make CrowdMed something health plan cover instead of having the patient pay for it out of pocket, which would then change from something costing several hundred dollars to something that's free for them. We have much higher conversion rates when a patient doesn't have to pay. It's also good for the health plan; we found that for every $1 paid for a CrowdMed case, that patient's overall medical costs go down by about $4 in the first year. It's a substantial ROI for a health plan sponsoring a CrowdMed case. It's a real win-win scenario. Health plans will end up paying similar to what our patients pay today, $500 to $1,000 per case, which for them, is less costly than one MRI.

How would the relationship between CrowdMed and health plans benefit each other?

Many health plans have hundreds of thousands to millions of members. That's a great population for CrowdMed to be able to tap into.There's an academic paper that was published this year in the Journal of Medical Internet Research, the JMIR. This paper was written by some academic researchers at the NYU School of Medicine, who analyzed actual medical claims for CrowdMed patients submitted to their health plan. They looked at what patients cost their health plan the 12 months prior to CrowdMed versus through 3 to 12 months post CrowdMed, and they found we reduced the patient's' costs by about 30% on average, which equates to about 4x ROI in the first year. They also found our patients had been sick for many years and seen many physicians, and if we could intervene earlier in their diagnostic odyssey, we can increase that ROI from 4x to probably much more. That's our big value to health plans, to start mining their claims data and really pinpoint those patients who are likely to need CrowdMed before they've gone too far down that path.

What are the next steps for CrowdMed to grow?

We've decided to shift our business model from a B2C to a B2B model because the willingness-to-pay issue we found amongst patients was proving a tough bottleneck. So we started reaching out to health plans earlier this year. I'm pleased to say we've had a very warm reception. When we talked to the chief medical officer of a health plan, they say, "Yes. This is a known problem for us. We realize that we have this small subset of patients that are driving up a lot of costs for us, but we realize there hasn't been a solution for these patients other than bouncing from doctor to doctor." It's an expensive problem, and one that health plans know know about and are eager to solve. There's really no other solution out there.

What's your progress been with health plans?

We've already had three health plans agree to a paid CrowdMed pilot. These are major health plans, among them is one of the top 10 largest health plans in the country, another is a large Blue Cross Blue Shield plan. Collectively the Blue Cross Blue Shield family of plans insures about one out of three Americans, so the growth potential with them is enormous. We even have one of the largest health plans in Australia doing a pilot with us.If those pilots go well, we can eventually gain access to all of their members. All of these health plans have over a half million members. The largest health plan we're working with has over 6 million members. We're estimating about $2 million in revenue per year per 100,000 covered patient lives within their population.

What are your risks and disadvantages?

We know there's a need out there. We know CrowdMed provides value. We know that health plans are interested. The biggest hurdle we have to overcome is execution. Can we hire the right salespeople to go from 3 pilots to 10 or 20 pilots? Will those pilots convert into full-scale engagements? There's every reason to think they should, but it takes time. We'll have to also make sure that these pilots go as well as they should and mirror our historical success rates.One huge disadvantage in working with health plans is they're slow moving. Health plans are very bureaucratic organizations. For us, it's just a matter of an 18-month sales cycle to actually get a health plan working with us at scale. We have to be ready to weather that storm. This is why we want to raise money right now so we've got the resources to make it to the other end of that process.

How will your model evolve as you scale?

We've always had a surplus of medical detectives relative to patient demand. Because patient demand is constrained by this willingness-to-pay issue, and because detectives genuinely enjoy solving cases on our site and find our incentive structure quite motivating, we haven't had a shortage of medical detectives in years. We could handle a several times increase in our patient volume without adding a single new detective. That being said, if these pilots convert into full scale engagements, then we would have a detective shortage. To combat that, we've already figured out the best scalable channels for us to recruit more detectives. What works well for us are Facebook and Google ads. We have done some testing in the past to find that we can scalably recruit detectives for a cost of about $100 per detective. If we had to rely solely on say, active practicing physicians, recruiting costs might be a lot higher. Because we have such a diverse audience and because we can work with everything from physicians, to med students, to nurses, to alternative medical providers, that actually reduces our recruitment cost per detective quite dramatically.

How do you make money? How is that distributed to medical detectives?

For every dollar paid to us by a patient, CrowdMed ends up receiving more than half as gross margin. One advantage of our business model is we're essentially a SaaS company. We're providing a software product and our detectives are doing all the work. From our perspective as a company, the process is 100% automated from when a patient first visits our site all the way until they get their final report. In fact, if we had 10 times as many cases tomorrow, it would barely increase our workload at all. It's fairly high margin and highly scalable business model.Our biggest cost is the cash that we pass along to the detectives as their incentive. However because detectives only get paid on our site based on performance, if the patient says that none of the detectives were helpful and none of their diagnostic solutions worked, the detectives don't get paid anything at all.

Tell us about the team.

The founding team is me, Axel Setyanto who's our lead developer, and Jessica Greenwalt who is our lead designer. Jessica is actually not full-time with the company right now, but she's still a co-founder and still helps us out. That was our core founding team, which was fantastic for building a product, getting it to market. After launch, we've hired more people on the marketing side, the partnership side, and also on the UX side. There's now over half a dozen of us at the company, including customer support, and a medical advisor. We've got all the rights seats filled right now. After our series A round, I would like to expand our sales team and strategic partnerships so that we can scale that part of the business further.

Financials

CrowdMed has financial statements ending December 31 2019. Our cash in hand is $40,996.23, as of March 2020. Over the three months prior, revenues averaged $11,100.33/month, cost of goods sold has averaged $4,142/month, and operational expenses have averaged $30,080/month.

At a Glance

January 1 to December 31

$127,787 [4%]
Revenue

-$286,140
Net Loss

$5,041 [61%]
Short Term Debt

$0
Raised in 2019

$40,996
Cash on Hand
As of 03/12/20

INCOME BALANCE NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We harness the wisdom of the crowds to help patients find the right path to a cure. Our community of expert Medical Detectives resolve challenging medical cases more quickly, accurately, and inexpensively than the traditional medical system. Patients who come to CrowdMed have wasted years and thousands of dollars bouncing from specialist to specialist, yet are still seeking answers. Now, they can access a community of thousands of medical experts all at once, online for a fraction of the price.

One-third of US families have suffered from a medical issue that remains undiagnosed after consulting 2 or more physicians. But our patients can submit their case to thousands of vetted medical detectives who collaborate to resolve it. Studies show we're more reliable, cheaper, and faster than the traditional medical system alone. We've already launched pilots with 3 major health insurance plans—including one of the country's largest—to bring CrowdMed to millions of patients at no extra charge.

Milestones

CrowdMed, Inc. was incorporated in the State of Delaware in October 2012.

Since then, we have:

- 1/3 of families have suffered from an unresolved medical issue after seeing 2+ physicians

- 20,000+ medical detectives have registered for CrowdMed

- 1500+ medical cases have been resolved on CrowdMed

- 28% reduction in medical costs for CrowdMed patients

- 3 paid pilots with major U.S. health plans

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $127,787 compared to the year ended December 31, 2018, when the Company had revenues of $133,262. Our gross margin was 100.0% in fiscal year 2019, compared to 100.0% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $92,751.34, including $79,073 in cash. As of December 31, 2018, the Company had $377,801 in total assets, including $376,701.92 in cash.
- *Net Loss.* The Company has had net losses of $286,139.65 and net losses of $721,640.19 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $4,676,605.10 for the fiscal year ended December 31, 2019 and $4,684,569.92 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $4,395,000 in convertibles.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

CrowdMed, Inc. cash in hand is $40,996.23, as of March 2020. Over the last three months, revenues have averaged $11,100.33/month, cost of goods sold has averaged $4,142/month, and operational expenses have averaged $30,080/month, for an average burn rate of $23,121.67 per month. Our intent is to be profitable in 0 months.

In Jan. and Feb. of 2020 we worked to aggressively cut burn rate resulting in significant savings to the company. Simultaneous to this, we have increased trending month over month revenue incrementally

Our revenue should remain consistent if no enterprise level contract is obtained. It should be noted that in Q4 of 2019 we had a period of higher than usual expenses related to external legal and technical contractors. Our current monthy expenses are trending at $17K per month with further reductions forthcoming.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:
-224%

Gross Margin:
100%

Return on Assets:
-309%

Earnings per Share:
-$0.03

Revenue per Employee:
$127,787

Cash to Assets:
85%

Revenue to Receivables:
25,557%

Debt Ratio:
5,042%

Q1 2019 Balance Sheet.pdf

Q2 2019 Balance Sheet.pdf

Q4 2019 Balance Sheet 1 .pdf

Q3 2019 Balance Sheet.pdf

2019 Q4 Profit and Loss.pdf

2019 Q3 Profit and Loss.pdf

2019 Q2 Profit and Loss.pdf

2019 Q2 Profit and Loss.pdf

2019 Q1 Profit and Loss.pdf

2019 Q1 Profit and Loss.pdf

Crowdmed Financial Statements- Reviewed-watermark 1 .pdf

2017 1st QT BalanceSheet .pdf

2017 4th QT BalanceSheet.pdf

2017 2nd QT BalanceSheet .pdf

2017 4th QT P L.pdf

2017 3rd QT BalanceSheet .pdf

2017 1st QT P L.pdf

2017 2nd QT P L.pdf

2017 3rd QT P L.pdf

2018 P L.pdf

2018 1st QT PL.pdf

2018 2nd QT PL.pdf

2018 3rd QT PL.pdf

2018 4th QT PL.pdf

2018 1st QT BalanceSheet.pdf

2018 2nd QT BalanceSheet 1 .pdf

2018 3rd QT BalanceSheet 2 .pdf

2018 4th QT BalanceSheet 3 .pdf

Risks

1. CrowdMed has 4 health plan pilots in various stages of negotiation and execution, including 3 major US-based plans and 1 international plan. If these pilots are successful, they could lead to multi-million dollar client relationships and access to hundreds of thousands, or even millions, of covered patient lives. However, if these pilots are not successful, the health plans will not likely engage with CrowdMed at-scale.

2. CrowdMed's current revenue is not sufficient to support its fixed costs. If the company does not grow revenue via health plan partnerships or direct-to-consumer marketing, or from investment capital, it will not be able to maintain operations.

3. Reliance on Key Personnel. As a startup organization, the company is still very dependent on its co-founders. If anything catastrophic were to happen to Axel Setyanto or Jared Heyman, the future of the company would be compromised.

4. Security Vulnerabilities. While the company has passed a thorough third-party IT security audit, it's impossible to rule out all security vulnerabilities. If the company's protected patient information were to be hacked, it could cause repetitional damage to the company and create a legal liability.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Lee Jared Heyman	CEO @ CrowdMed	2012

Officers

OFFICER	TITLE	JOINED
Lee Jared Heyman	CEO	2012
Danyell Jones	CEO	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Lee Jared Heyman	Common 8,800,000	80.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
05/2017	$370,000	Convertible Note
03/2017	$400,000	Convertible Note
10/2016	$325,000	Convertible Note
04/2017	$403,471	Convertible Note
09/2015	$800,000	Convertible Note
04/2013	$100,000	Convertible Note
02/2013	$2,400,000	Convertible Note

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
02/23/2013	$2,400,000			$8,000,000	
04/27/2013	$100,000			$8,000,000	
09/26/2015	$800,000			$18,000,000	
10/31/2016	$325,000				
03/31/2017	$400,000				
05/31/2017	$370,000				

Outstanding Debts

None.

Related Party Transactions

None.

Use of Funds

$200,000	We'll have sufficient time to begin execution of our four current health plan pilots, but may not have the resources to convert them into full-scale engagements
$500,000	We'll have sufficient time and experience to convert some of our current health plan pilots into full-scale engagements, with an estimated $2m in annual revenue per 100,000 covered lives gaining free access to CrowdMed
$1,000,000	We'll be able to launch additional health plan pilots and with time convert them into more full-scale engagements

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred Stock	10,000,000	0	Yes
Common	20,000,000	11,037,347	No

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.